June 29, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (334) 887-2772

Wayne Alderman
Director of Financial Operations
Auburn National Corporation
100 N. Gay Street
Auburn, Alabama 36830


Re:	Auburn National Corporation
	Form 10-K filed March 31, 2005
	File No. 0-26486

Dear Mr. Alderman:

	We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Note (1)(e). Summary of Significant Accounting Policies - Loans - page 52

1. We refer to your response that the Company uses the effective interest method required by paragraph 19 of SFAS 91 although the footnote states you use the simple interest method. You conclude the difference in description is not material and propose including in future filings a note stating you determine interest on loans by using the effective interest method.


	In this regard, please provide us with the following information:

* Describe what quantitative and qualitative materiality assumptions you used to determine that there are no material differences between using, or stating that you use, the simple interest method instead of the effective interest method required by SFAS 91.

* Explain the effects on the comparability of current and prior years financial information with respect to your proposal to state in future filings that you are using the effective interest method without having corrected the disclosure in prior years financial statements which state you are using the simple interest method. Consider in your response that your proposed disclosure in future filings would be considered by a reasonable investor as a correction of an accounting error under APB 20 without having provided the required restatement of your prior financial statements.


*	*	*


Closing Comments

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
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Wayne Alderman
Auburn National Corporation
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